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Transgene Announces the launch of a capital increase

Strasbourg- June 15, 2005- Transgene (Eurolist Paris : FR0005175080; NASDAQ: TRGNY) announced today information concerning a capital increase in the form of a public offering of ABSA (Actions à Bon de Souscription d’Actions) in France only with suppression of pre-emption rights. The ABSA, the warrants (bons de souscription d’actions) and the new shares issued as a result of the exercise of the warrants will not be registered under the Securities Act of 1933, as amended, and will not be offered for sale nor sold in the United States of America or to US persons as defined under Regulation S of the Securities Act.

Transgene intends to raise approximately € 28 million through the offering of 4,050,000 ABSA. In case of oversubscription, up to an additional 15% ABSA could be issued. The pricing of the ABSA, which should occur on July 1st, 2005, will be equal to the weighted average share price of the three trading days preceding the pricing, with a possible discount not exceeding 5%, plus the estimated value of the warrant.

One warrant will be attached to each ABSA and two warrants will enable the holder to subscribe to one new share. The exercise price of the warrants will be 10% above the weighted average share price of the three trading days preceding the pricing.

The pre-marketing period will begin on June 15, 2005 and end on July 1st, 2005. The subscription period will begin on July 4th, 2005 and will end on July 8th, 2005.

TSGH, the majority shareholder of Transgene, which holds 70.3% of Transgene’s outstanding shares, has informed Transgene that it intends to subscribe to the capital increase up to €10 million or about a third of the offering.

Transgene, based in Strasbourg, France is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. Transgene has a broad portfolio of clinical stage immunotherapy drugs.

Press Contacts:

Transgene	Image 7
Philippe Poncet Chief Financial Officer +33 3 88 27 91 21	Estelle Guyot-Tantay Tiphaine Hecketsweiler +33 1 53 70 74 93